Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & Commodities
Division of Corporation Finance
Securities and Exchange Commission
August 14, 2018

Boston Properties, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

August 14, 2018

VIA EDGAR

Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Boston Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Form 10-Q for the quarterly report ended June 30, 2018
Filed February 28, 2018 and August 7, 2018, respectively
File No. 1-13087
Boston Properties Limited Partnership
Form 10-K for the fiscal year ended December 31, 2017
Form 10-Q for the quarterly report ended June 30, 2018
Filed February 28, 2018 and August 7, 2018, respectively
File No. 0-50209
Dear Ms. Monick:
This letter is submitted in response to the comments of the staff of the Office of Real Estate and Commodities of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended June 30, 2018 (the “Q2 Form 10-Q”) of Boston Properties, Inc. and Boston Properties Limited Partnership (collectively, the “Company”), as set forth in your letter (the “Comment Letter”) dated August 8, 2018 to Michael E. LaBelle, Chief Financial Officer of Boston Properties, Inc.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-Q for the quarterly period ended June 30, 2018

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & Commodities
Division of Corporation Finance
Securities and Exchange Commission
August 14, 2018

Liquidity and Capital Resources, page 70
Comment No. 1

1.
Please refer to the table on page 72. We note that the estimated total investment exceeds the investment to date for The Hub on Causeway - Podium, Dock 72, and The Hub on Causeway - Residential. In this regard, please tell us and revise future filings to clarify why the amounts in the column for estimated future equity requirement are zero for The Hub on Causeway - Podium and Dock 72 and why the amount for estimated future equity requirement is significantly less than the amount that your estimated total investment exceeds your investment to date for The Hub on Causeway - Residential.

Response to Comment No. 1

We acknowledge the Staff’s comment. In the table on page 72 of the Q2 Form 10-Q presenting properties under construction and redevelopment, the Company’s share of the Estimated Future Equity Requirement for each of The Hub on Causeway - Podium and Dock 72 development projects is zero because of available debt financing. As disclosed in footnotes 4 and 5 to the table in the Q2 Form 10-Q, the Company’s share of the amount available to borrow under the existing construction loan facility for each property exceeds the difference between (x) the Company’s share of the Estimated Total Investment, less (y) the Company’s share of Investment to Date. In other words, because under each construction loan facility the lender(s) is obligated to fund the available borrowing amounts, we do not anticipate having to contribute additional equity to fund any remaining development costs unless we and/or our partner decide it is advisable to do so. Similarly, the Company’s share of the Estimated Future Equity Requirement for The Hub on Causeway - Residential project is significantly less than its share of remaining estimated development costs because, as disclosed in footnote 8 to the table in the Q2 Form 10-Q, a construction loan facility exists for the property under which no amounts have been borrowed.

Beginning with the Form 10-Q for the quarterly period ending September 30, 2018, we intend to clarify the aforementioned disclosure by including additional columns in the table that, for each property, will disclose the Company’s share of any available financing obtained for the projects and the Company’s share of the amounts, if any, drawn on the financings as of the end of the applicable fiscal period. We also intend to add and clarify the footnotes, accordingly. In this regard, please see the last paragraph of our Response to Comment No. 2 below.

Comment No. 2

2.
Please clarify for us why the costs described in footnote (1) to the table on page 72 are not included in the column for estimated future equity requirement. In your response, please tell us how such costs are funded and why they eventually represent a portion of your estimated total investment.

Response to Comment No. 2

We acknowledge the Staff’s comment. In future annual and quarterly periodic reports beginning with the Form 10-Q for the quarterly period ending September 30, 2018, we intend to revise the table and footnotes to the table presenting information on properties under construction and redevelopment to clarify the impact of net revenue during the lease-up period, acquisition expenses, accrued construction costs and leasing commissions and available financing obtained for the projects, if any.

Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & Commodities
Division of Corporation Finance
Securities and Exchange Commission
August 14, 2018

The amounts included in Investment to Date, Estimated Total Investment and Estimated Future Equity Requirement reflect the amount of estimated net revenue/expenses that we expect to incur prior to the Estimated Stabilization Date of the project, including any amounts actually received or paid through the date of the table. This corresponds to the manner in which we budget for these projects: we reduce or increase, as applicable, the amount of our Estimated Total Investment through the Estimated Stabilization Date by the amount of net revenue/expense that we expect to generate/incur during that same time period.

We include construction costs and leasing commissions in Investment to Date (and remove them from Estimated Future Equity Requirement) when they are accrued (as opposed to when they are paid) in order to have the timing of when the investments to fund these costs are reflected in this table match the timing of when these costs are reflected as liabilities on our balance sheet or the balance sheet of the applicable entity if it is not consolidated. We have quantified, and plan to continue to quantify, the amount of these costs that were accrued but remain unpaid in footnotes to this table when such amounts are material. These costs are reflected within Estimated Total Investment and are considered part of the total cost of the project. In addition, these costs are primarily funded with our available cash balances, construction loans and Boston Properties Limited Partnership’s revolving credit facility.

For the Staff’s convenience when reviewing our responses to Comments No. 1 and No. 2, set forth on Exhibit A attached hereto is an example of the table and footnotes we propose to include in future Form 10-Q and Form 10-K filings. Please note that the example is marked to show changes to the table that was included on page 72 of the Q2 Form 10-Q, and although the footnotes have been revised and columns added, the data and other information are unchanged. Also, please note that because the format of the table for our Form 10-Q and Form 10-K filings is identical, we are presenting just one marked table on Exhibit A.

* * *
If you have any questions concerning these responses, please contact me at (617) 236-3352.

Sincerely,

/s/ Michael E. LaBelle

Michael E. LaBelle
Executive Vice President, Chief Financial Officer
of Boston Properties, Inc.

cc:	Michael R. Walsh
Senior Vice President, Chief Accounting Officer
Eric G. Kevorkian
Senior Vice President, Senior Corporate Counsel
Daniel Adams, Esq.
Goodwin Procter LLP

Exhibit A

The following table presents information on properties under construction and redevelopment as of June 30, 2018 (dollars in thousands):

							Financings
Construction Properties	Estimated Stabilization Date	Location	# of Buildings	Estimated Square Feet	Investment to Date (1)(2)(3)	Estimated Total Investment (1)(2)	Total Available (1)	Outstanding at 6/30/2018 (1)	Estimated Future Equity Requirement (1)(2)(4)	Percentage Leased ~~(2)~~(5)
Office
Salesforce Tower (95% ownership)	Q3 2019	San Francisco, CA	1	1,400,000	$1,027,613	$1,073,500	$—	$—	$50,576	98%	~~(3)~~(6)
The Hub on Causeway - Podium (50% ownership)	Q4 2019	Boston, MA	1	385,000	85,687	141,870	102,300	17,554	—	88%	~~(4)~~
145 Broadway	Q4 2019	Cambridge, MA	1	485,000	166,821	375,000	—	—	208,179	98%
Dock 72 (50% ownership)	Q3 2020	Brooklyn, NY	1	670,000	131,944	204,900	125,000	47,707	—	33%	~~(5)~~
17Fifty Presidents Street	Q3 2020	Reston, VA	1	276,000	27,968	142,900	—	—	114,932	100%
6595 Springfield Center Drive (TSA Headquarters)	Q4 2020	Springfield, VA	1	634,000	78,009	313,700	—	—	235,691	98%
20 CityPoint	Q1 2021	Waltham, MA	1	211,000	31,263	97,000	—	—	65,737	52%
7750 Wisconsin Avenue (Marriott International Headquarters) (50% ownership)	Q3 2022	Bethesda, MD	1	740,000	46,046	211,100	—	—	165,054	100%	~~(6)~~(7)
Total Office Properties under Construction			8	4,801,000	1,595,351	2,559,970	227,300	65,261	840,169	87%
Residential
Proto Kendall Square (280 units)	Q2 2019	Cambridge, MA	1	152,000	129,902	140,170	—	—	10,268	37%	~~(7)~~(8)
Proto Kendall Square - Retail			—	14,500	—	—	—	—	—	98%
The Hub on Causeway - Residential (440 units) (50% ownership)	Q4 2021	Boston, MA	1	320,000	49,629	153,500	90,000	—	13,871	N/A	~~(8)~~
MacArthur Station Residences (402 units)	Q4 2021	Oakland, CA	1	324,000	31,030	263,600	—	—	232,570	N/A	(9)
Total Residential Properties under Construction			3	810,500	210,561	557,270	90,000	—	256,709	98%	(10)
Redevelopment Properties
191 Spring Street	Q4 2018	Lexington, MA	1	171,000	46,413	53,920	—	—	7,507	100%	(11)
One Five Nine East 53rd Street (55% ownership)	Q4 2019	New York, NY	—	220,000	88,557	106,000	—	—	17,443	89%	(12)
Total Properties under Redevelopment			1	391,000	134,970	159,920	—	—	24,950	94%
Total Properties under Construction and Redevelopment			12	6,002,500	$1,940,882	$3,277,160	$317,300	$65,261	$1,121,828	88%	(10)
___________

(1)
Represents our share. ~~Investment to Date and Estimated Total Investment includes net revenue during lease up period, acquisition expenses and approximately $82.1 million of construction cost and leasing commission accruals.~~

(2)
Investment to Date, Estimated Total Investment and Estimated Future Equity Requirement all include our share of acquisition expenses, as applicable, and reflect our share of the estimated net revenue/expenses that we expect to incur prior to stabilization of the project, including any amounts actually received or paid through June 30, 2018.

(3)	Includes approximately $82.1 million of unpaid but accrued construction costs and leasing commissions.

(4)	Excludes approximately $82.1 million of unpaid but accrued construction costs and leasing commissions.

(5)	~~(2)~~ Represents percentage leased of office and redevelopment properties as of August 6, 2018 and residential properties as of August 2, 2018, including leases with future commencement dates.

(6)
~~(3)~~ Estimated Future Equity Requirement is approximately $4.7 million greater than the difference between Estimated Total Investment and Investment to Date to include the estimated future preferred equity investment that we expect to make to fund 50% of our partner’s equity requirement. Under the joint venture agreement, if the project is funded with 100% equity, we have agreed to fund 50% of our partner’s equity requirement, structured as preferred equity. We expect to fund approximately $25.4 million at a per annum interest rate of LIBOR plus 3.0% and receive priority distributions from all distributions to our partner until the principal and interest are repaid in full. As of June 30, 2018, we had funded an aggregate of approximately $20.7 million of preferred equity to the venture. This property is 28% placed in-service as of June 30, 2018. Estimated Total Investment and Estimated Future Equity Requirement excludes the acquisition price and promote payment to our partner for their 5% interest (See Note 7 to the Consolidated Financial Statements).

~~(4)~~	~~This development has a $102.3 million (our share) construction loan facility. As of June 30, 2018, $17.6 million (our share) has been drawn under this facility.~~

~~(5)~~	~~This development has a $125 million (our share) construction loan facility. As of June 30, 2018, $47.7 million (our share) has been drawn under this facility.~~

(7)	~~(6)~~ Rentable square feet is an estimate based on current building design.

(8)	~~(7)~~ This property is 46% placed in-service as of June 30, 2018.

~~(8)~~	~~This development has a $90.0 million (our share) construction loan facility. As of June 30, 2018, no amount has been drawn under this facility.~~

(9)	This development is subject to a 99-year ground lease (including extension options) with an option to purchase in the future.

(10)	Percentage leased excludes residential units.

(11)	This property is 46% placed in-service, as of June 30, 2018.

(12)
The low-rise portion of 601 Lexington Avenue. Percentage leased includes a lease signed August 6, 2018 for 100% of the office space. The lease is held in escrow pending satisfaction of the escrow conditions.